SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b) AND (c) AND
          AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No.  )


                 ASIA ELECTRONICS HOLDING CO. INC.
                         (Name of issuer)


            Common Stock, par value $0.01 per share
                 (Title of class of securities)



                            04516K104
                          (CUSIP number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










CUSIP No. 04516K104           13G


1    NAME OF REPORTING PERSON
     Shinghoi To

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Hong Kong


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      4,559,000
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 4,559,000
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,559,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     51.5%


12   TYPE OF REPORTING PERSON*

     IN

               * SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 04516K104           13G


1    NAME OF REPORTING PERSON
     Qingsong Du

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     People's Republic of China


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      4,559,000
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 4,559,000
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,559,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     51.5%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

               * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Name of Issuer

     (a)  Asia Electronics Holding Co.  Inc.

          Address of Issuer's Principal Executive Offices:

     (b)  c/o Harney, Westwood & Riegels
          Craigmuir Chambers
          P.O. Box 71
          Road Town, Tortola
          British Virgin Islands

Item 2.   Name of Person Filing:

     (a)  Shinghoi To
          Qingsong Du

          Address of Principal Business Office or, if none,
          Residence:

     (b)  c/o First Pacific Rim, Inc.
          One World Trade Center
          Suite 4629
          New York, NY 10048

          Citizenship

     (c)  Shinghoi To - Hong Kong
          Qingsong Du - People's Republic of China

          Title of Class of Securities

     (d)  Common Stock, par value $.01 per share

          CUSIP Number

     (e)  04516K104


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

     (a) 4,559,000 shares of Common Stock, par value $.01 per share

     (b)  51.5%

     (c)  (i)               0
          (ii)      4,559,000
          (iii)             0
          (iv)      4,559,000


Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable.

Item 9.   Notice of Dissolution of the Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.

                         SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 17, 1998      \s\ Shinghoi To
                              Shinghoi To


Date:  February 17, 1998      \s\Qingsong Du
                              Qingsong Du




































                            EXHIBIT I


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.



Date:  February 17, 1998      \s\ Shinghoi To
                              Shinghoi To


Date:  February 17, 1998      \s\Qingsong Du
                              Qingsong Du